
June 7, 2005

Mr. Joseph C. Horvath, CFO
TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, PA 17201-1778

Re: **TB Woods Corporation File No. 1-14056**
        Form 10-K filed 3/29/05; Form 10-Q filed 5/11/05

Dear Mr. Horvath:

We have reviewed your 4/27/05 and 5/17/05 letters and have the following comment. We think you should revise your filings by June 21, 2005 in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call Al Pavot at (202) 551-3738.

Note 7 to your 12/31/04 financial statements describes a postretirement benefits plan whereby certain retirees can participate in the company's insured medical plan. Our understanding is that the accumulated benefit obligation for this plan is comprised of the company's obligation to plan participants that retired on or before 12/31/01. In this regard, the 12/31/04 actuary's report states that participants retiring after 12/31/01 are not entitled to receive any medical benefits. This is consistent with the disclosure in your 12/27/02 10-K that employees retiring after 12/31/01 must pay the entire cost of their monthly health insurance premiums. Our understanding is that in the 4th quarter of 2004, all plan participants were advised of a plan amendment, effective 1/1/05, that would require them to pay 102% of the cost for healthcare benefits. There is a concern regarding your accounting for the 1/1/05 plan amendment.

In the 4th quarter of 2004, you recognized a $9.3 million gain on curtailment of the postretirement benefits plan. This gain comprises 107% of your operating income for the year. Paragraph 96 of SFAS 106 limits the curtailment accounting model to events that impact the company's benefit obligation to active employees. See also the guidance in paragraphs 326-332 and the definition of "active plan participant" in paragraph 518 of SFAS 106. The plan amendment announced in the 4th quarter of 2004 does not appear to impact the company's benefit obligation to active employees and therefore it does not appear that the plan amendment can be accounted for as a curtailment.

Paragraph 518 of SFAS 106 defines a plan termination as an event in which the postretirement benefit plan ceases to exist and all benefits are settled. Given that the plan was still operative at 12/31/04, that there are still retirees participating in the plan, and that an accumulated benefit obligation exists for the plan, it does not appear that the plan amendment can be accounted for as a plan termination. Further, it does not appear that the plan amendment can be accounted for as a settlement since the action is not irrevocable as required by paragraph 90 of SFAS 106. Instead, it appears that the event should have been accounted for as a negative plan amendment pursuant to paragraphs 55 and 290 of SFAS 106. The accounting impact precludes immediate recognition of the entire gain and instead requires that the gain be amortized over the remaining life expectancy of the plan's participants. This conclusion is based on the representations you have communicated to us and on the data contained in the actuary's report. If there are facts or analyses that show your accounting treatment to be required under GAAP, then please provide us with such information by June 21, 2005. Otherwise, please file amendments to the form 10-K and subsequent 10-Q by that date to revise your accounting pursuant to our comment.

Sincerely,

John M. Hartz,
Senior Assistant Chief Accountant